UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-25591
CUSIP NUMBER:  75953U102

(Check One):  [_] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:  March 31, 2011

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CLAVIS TECHNOLOGIES INTERNATIONAL CO., LTD.
Full Name of Registrant

Former Name if Applicable

#1564-1, Seojin Bldg., 3rd Floor, Seocho3-Dong
Address of Principal Executive Office (Street and Number)

Seocho-Gu, Seoul, Korea 137-874
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2011 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q.  The Form 10-Q will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Fox, Esq.	(207)	766-0944
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes     [_]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below is preliminary consolidated results of operations data for Clavis Technologies International Co., Ltd. (the "Company" or “us”) for the three months ended March 31, 2011 and comparative data for the three months ended March 31, 2010:

Revenues.  Revenues for the three months ended March 31, 2011 were approximately $56,000, an increase of $6,000, or 12%, compared to approximately $50,000 for the three months ended March 31, 2010.  The increase in sales was mainly due to the recognition of a higher amount of revenue for deliverables made during the period.  In 2011, the Company had one (1) projects that were ongoing for contract sales in the aggregate amount of $21,200, compared to one (1) projects that was ongoing during the first quarter of 2010 for contract sales in the aggregate of approximately $19,100.

Salaries and Employee Benefits Expense.  Salaries and employee benefits expense, which is comprised of salaries, temporary hires and health insurance, for the three months ended March 31, 2011 was approximately $22,000, which was a decrease of approximately $9,000, or 29%, from the salaries expense of approximately $31,000 for 2010.  This decrease can be attributed a 27% decrease in salaries and the cost for temporary hires needed to support our business goals.

Professional Fees.  Professional fees, which consist mainly of overseas marketing costs, legal and accounting fees, were approximately $25,000 for the three months ended March 31, 2011, an decrease of $47,000, or 65%, from the same period in 2010.  This decrease is attributed to decreases in legal and accounting fees associated with the Company’s resale registration statement filed in the first quarter of 2010.

General and Administrative Expenses.  General and administrative (“G&A”) expenses include expenses for travel and entertainment, rent, utilities, government tax and license fees and depreciation.  Total G&A expenses decreased by approximately $4,000, from approximately $14,000 to approximately $10,000 for the same period in 2011.

Research and Development.   Research and development expense for the three months ended March 31, 2011 was approximately $0, the Company’s investment in R&D was limited and no spending occurred.  For the same period in 2010, spending for R&D was approximately $67,000 for the development of new products innovations needed to upgrade our current software products

Total Operating Expenses.  Total operating expenses for the three months ended March 31, 2011 were approximately $57,000, an decrease of approximately $127,000, or 55%, from total operating expenses of $184,000 for same period in 2010.  Total operating expenses for the three months ended March 31, 2011 decreased due to significant decreases in professional fees of approximately $47,000 and research and development expenses of approximately $67,000 as described above.

Total Other Income and  Expenses.  Total other income and other expenses consist of interest expense and other non operating related adjustments.  Interest expense for the three months ended March 31, 2011 was approximately $11,000, a decrease of approximately $2,000 from the same period in 2010.

Income Taxes.   Due to operational loss the Company did not have any liability for income taxes provision for the three months ended March 31, 2011.

Net Income (Loss).  The net loss for the three months ended March 31, 2011 was approximately $71,000 as compared to a net loss of approximately $200,000 for the three months ended March 31, 2010, an decrease of approximately $129,000, mainly due to the increase in sales revenue recognized (approximately $6,000 increase) and an decrease in operating expense of approximately $127,000 as discussed above.

Clavis Technologies International Co., Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CLAVIS TECHNOLOGIES INTERNATIONAL CO., LTD.

Date: May 17, 2011	By: /s/ Hwan Sup Lee
Hwan Sup Lee
Chief Executive Officer